EXHIBIT A



                         ACCESS VARIABLE INSURANCE TRUST



               Amendment #3 to Agreement and Declaration of Trust



The Trustees of ACCESS VARIABLE INSURANCE TRUST (the "Trust") duly adopted resolutions setting forth a proposed amendment of the Agreement and Declaration of Trust of the Trust. The first paragraph of Section 4.2 of the Agreement and Declaration of Trust shall be as follows:

                  "Without limiting the authority of the Trustees set forth in
Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the Series of Shares: the "Shepherd Opportunity Growth Portfolio," "Wells S&P REIT IndexSM Portfolio," "Potomac OTC Plus Portfolio," "Potomac Dow 30 Plus Portfolio", "Potomac Mid Cap Plus Portfolio", "Potomac Small Cap Plus Portfolio", "Potomac OTC/Short Portfolio", "Potomac Small Cap/Short Portfolio", "Potomac U.S./Short Portfolio", "Target Multi-Cap 100 Portfolio", "PMFM Managed Portfolio", and "Access U.S. Government Money Market Portfolio". The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences."


         The above paragraph shall supercede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

The relative rights and preferences of the Series shall be those rights and preferences set forth in Section 4.2 of the Agreement and Declaration of Trust of the Trust